UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-39481

PRF Technologies Ltd.

(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously reported, PRF Technologies Ltd. (the “Company”) received a demand on behalf of S.H.N. Financial Investments Ltd. (“S.H.N.”) to convene a special general meeting of shareholders to remove the Company’s non-external directors and elect three S.H.N. nominees which the Company rejected. On November 2, 2026, S.H.N. commenced proceedings in the Tel Aviv District Court (Economic Division) seeking to require the Company to convene the special general meeting previously requested by S.H.N. to remove the Company’s non-external directors and elect S.H.N.’s nominees. S.H.N. also seeks interim relief restricting certain Company actions pending the meeting. The court has not issued any order with respect to the petition or the requested interim relief, and the Company has 20 days to submit its response, unless otherwise ordered by the court. The Company disputes S.H.N.’s claims and intends to defend its position vigorously.

Risk Factors Update

The Company hereby supplements its risk factors disclosure by adding the following risk factor:

Shareholder activism, related litigation and potential proxy contests could materially and adversely affect our business, financial condition and the market price of our ordinary shares.

S.H.N. Financial Investments Ltd., or S.H.N., has demanded that we convene a special general meeting of shareholders to remove our three non-external directors, who constitute a majority of our five-member Board of Directors, and elect three S.H.N. nominees. We rejected the demand, and on November 2, 2026, S.H.N. petitioned the Tel Aviv District Court (Economic Division) to order us to convene the meeting and, pending the meeting, to restrict us from taking actions outside the ordinary course of business, including asset dispositions and securities issuances (including under our Standby Equity Purchase Agreement with YA II PN, Ltd.), and from appointing additional directors. We cannot predict the timing or outcome of the petition, any resulting shareholder meeting or any related proceedings.

Responding to activist demands, litigation or a proxy contest may divert the attention of our Board of Directors and management from our business, result in significant legal, advisory, proxy-solicitation and other costs, and create uncertainty regarding our strategy and leadership, which could adversely affect our relationships with employees, collaborators and other counterparties and our ability to attract and retain personnel, increase the volatility of the market price of our ordinary shares and impair our ability to raise capital on favorable terms, or at all.

If S.H.N. succeeds, the resulting change in our Board of Directors could lead to changes in our strategy, capital allocation or management, disrupt ongoing operations and deprive us of directors with institutional knowledge of our business.

If granted, the interim restrictions sought by S.H.N. could limit our ability to raise capital and pursue strategic transactions. In addition, under Section 65(b) of the Israeli Companies Law, 5759-1999, if the court orders the meeting to be convened, we would be required to bear S.H.N.’s reasonable expenses, which must be reimbursed to us by the directors responsible for the failure to convene the meeting. S.H.N. also threatened to hold our directors and office holders personally liable, which could increase our costs, including under our indemnification and insurance arrangements.

Any of these matters, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations and the market price of our ordinary shares.

This Form 6-K is incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the registrant’s Registration Statements on Form F-3 (Registration No. 333-282264, 333-254982, 333-276485, 333-277594, 333-283655 and 333-286941), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2026	PRF TECHNOLOGIES LTD.

	By:	/s/ Ehud Geller
Ehud Geller Executive Chairman of the Board